     As filed with the Securities and Exchange Commission on June 9, 2000

                                                                  File No.______

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        -------------------------------

                       FORM U-1 APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       ---------------------------------

                              Exelon Corporation
              (and Subsidiaries Listed on Signature Page Hereto)
                           10 South Dearborn Street
                                 37/th/ Floor
                               Chicago, IL 60603
  (Name of company filing this statement and address of principal executive offices)

--------------------------------------------------------------------------------

                 John W. Rowe                                          Corbin A. McNeill, Jr.
Chairman, President and Chief Executive Officer            Chairman, President and Chief Executive Officer
              Unicom Corporation                                         PECO Energy Company
           10 South Dearborn Street                                      2301 Market Street
                 37/th/ Floor                                                P.O. Box 8699
               Chicago, IL 60603                                       Philadelphia, PA 19101

                       ---------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

         Rebecca J. Lauer                                    James W. Durham
         Vice President and General Counsel                  Senior Vice President and General Counsel
         Unicom Corporation                                  PECO Energy Company
         10 South Dearborn Street                            2301 Market Street
         37/th/ Floor                                          P.O. Box 8699
         Chicago, IL 60603                                   Philadelphia, PA 19101

         William J. Harmon                                   Kevin P. Gallen
         Jones, Day, Reavis & Pogue                          Morgan, Lewis & Bockius LLP
         77 West Wacker                                      1800 M Street, N.W.
         Suite 3500                                          Washington, DC 20036-5869
         Chicago, IL 60601

                               Table of Contents

Table of Contents..............................................................................................   i

ITEM 1.  Description of the Proposed Transaction...............................................................   1

A.       Introduction and General Request......................................................................   1
   1     Introduction..........................................................................................   1
   2.    Description of the Parties to the Transaction.........................................................   1
   3.    General Request.......................................................................................   2
   4.    Specific Approvals Sought.............................................................................   3

B.       Investment in Non-Utility Subsidiaries................................................................   4
   1.    Development Activities................................................................................   4
   2.    Activities Related to Exempt Subsidiaries and Rule 58 Subsidiaries....................................   5

C.       Acquisition of Non-Exempt Subsidiaries................................................................   6
   1     Intermediate Subsidiaries.............................................................................   6
   2.    Financing Subsidiaries................................................................................   6
   4.    Descriptions of Intermediate Subsidiaries, Financing Subsidiaries and Commission Approved Entities....   6
     (a)    Intermediate Subsidiaries..........................................................................   6
     (b)    Financing Subsidiaries.............................................................................   8
     (c)    Commission Approved Entities.......................................................................   8

D.       Sale Of Certain Goods And Services Outside The United States..........................................   9

E.       Payment Of Dividends Out Of Capital And Unearned Surplus..............................................  12

F.       Approval For Subsidiary Reorganizations...............................................................  12

G.       Other Matters.........................................................................................  13

ITEM 2.  Fees, Commissions and Expenses........................................................................  14

ITEM 3.  Applicable Statutory Provisions.......................................................................  14

ITEM 4.  Regulatory Approvals..................................................................................  15

ITEM 5.  Procedure.............................................................................................  15

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.....................................................................  15

A.       Exhibits..............................................................................................  15

B.       Financial Statements..................................................................................  19

ITEM 7.  Information as to Environmental Effects...............................................................  19

SIGNATURE......................................................................................................  20

Item 1.        Description of the Proposed Transaction

          A.   Introduction and General Request

               1.   Introduction

               Exelon Corporation, a Pennsylvania Corporation ("Exelon"), filed an Application-Declaration on Form U-1 (File No.70-09645) (the "Merger U-1") on March 16, 2000 with the Securities and Exchange Commission (the "Commission") under Section 9(a)(2) and Section 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeking approvals relating to the proposed acquisition by Exelon of all the common stock of Commonwealth Edison Company ("ComEd"), an electric utility company, and currently a subsidiary of Unicom Corporation ("Unicom"); of PECO Energy Company ("PECO"), an electric and gas utility company; of Exelon Generation Company ("Genco"), to which the generating assets of ComEd and PECO will be transferred, each of which will be an electric utility company; and, indirectly of the public utility subsidiaries of ComEd and PECO. The transactions contemplated in the Merger U-1 are referred to therein as the Merger and the Reorganization and those terms are used herein with the same meanings. Exelon and certain Subsidiaries have also filed an Application - Declaration on Form U-1 seeking authorization for certain financing activities (the "Financing U-1").

               Exelon will register as a holding company under the Act upon the consummation of the proposed acquisition contemplated in the Merger U-1. Each of the entities that will be directly or indirectly owned subsidiaries of Exelon upon consummation of the acquisition described in the Merger U-1 is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries."

               For purposes of this Application-Declaration, the terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Exelon may form after the Merger with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Sections 32, 33 or 34 of the Act. Exelon and the Subsidiaries are sometimes hereinafter collectively referred to as the "Exelon System" or as the "Applicants."

               2.   Description of the Parties to the Transaction

          Following the consummation of the Merger and the Restructurings, Exelon will have three principal operating public utility company subsidiaries (the "Utility Subsidiaries")/1/:

          . PECO,a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;

          . ComEd, a public utility company engaged in the transmission, distribution and sale of electricity in Illinois;

__________________________

/1/ For purposes of this filing, "Utility Subsidiaries" also includes Commonwealth Edison Company of Indiana, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company.

     . Genco, a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere./2/

     In addition, Exelon will have the following other principal
Subsidiaries/3/:

     . Exelon Business Services Company ("Exelon Services"), the service company for the Exelon System;

     . Exelon Ventures Company ("Ventures"), a non-utility company and a first tier Subsidiary of Exelon which will have as wholly-owned subsidiaries, Genco and Exelon Enterprises Company ("Enterprises")/4/; and

     . Enterprises, the principal Subsidiary through which Exelon will conduct its non-utility businesses. Enterprises will have as subsidiaries the existing non-utility subsidiaries of Unicom and PECO.

               A list of the entities expected to be Exelon's other Subsidiaries following the Merger is set forth in the Merger U-1 and the exhibits thereto. All of Exelon's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries."

               The existing exempt wholesale generator ("EWG") business of PECO --AmerGen Energy Company, L.L.C. ("AmerGen") -- will become a Subsidiary of Genco and future EWG investments will be made through Genco or its Subsidiaries.

               3.   General Request

               . This Application/Declaration seeks the authorization for the following general matters, all more specifically described below: make future investments in EWGs, foreign utility companies ("FUCOs") or exempt telecommunications companies ("ETCs") (collectively, "Exempt Subsidiaries"), "energy-related companies" within the meaning of Rule 58 ("Rule 58 Subsidiaries"), and certain other types of Non-Utility Subsidiaries;

               . consolidate the direct and indirect ownership interests in certain existing non-utility businesses and subsidiaries of Unicom and PECO under Ventures or Enterprises; and

_______________________

/2/  See the Merger U-1 regarding the corporate structure of Genco.

/3/ In the Merger U-1, Exelon seeks authority to create Exelon Energy Delivery Company which would own the common stock of ComEd and PECO.

/4/ As described in the Merger U-1, Ventures is necessary to achieve the desired corporate reorganization of the Unicom Non-Utility Subsidiaries and the PECO non-utility Subsidiaries without incurring substantial income tax liability.

          . organize and acquire the securities of one or more additional subsidiaries to act as a holding company for non-utility investments if, in Exelon's judgment, there are organizational, functional, tax or other benefits to be derived in separating non-utility businesses at the first-tier level. Accordingly, unless otherwise indicated, references in this Application or Declaration to Ventures shall mean Ventures and such other first-tier subsidiaries as Exelon may choose to organize to serve a similar purpose.

          4.     Specific Approvals Sought.

          Exelon and its Subsidiaries request authority for each of the following transactions for the period of three years following the date an order is entered in this docket (the "Authorization Period"):

          . Ventures, Enterprises and Genco request authority to engage in preliminary development activities ("Development Activities") relating to potential investments in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and other types of non-utility business activities hereinafter described and administrative and management activities ("Administrative Activities") associated with such investments and businesses;

          . Exelon, Ventures, Enterprises and Genco request approval to acquire the securities of one or more Intermediate Subsidiaries and Financing Subsidiaries, and Commission Approved Entities, as defined and more fully described below (collectively, "Non-Exempt Subsidiaries");

          . To the extent not exempt under the Act and rules thereunder, Exelon, Ventures, Enterprises and Genco and their respective Subsidiaries each request authorization (i) to transfer, by sale, distribution, or otherwise, investments in the securities or assets of some or all of the existing non-utility businesses now held by Unicom (which will be transferred to Exelon in the Merger), Unicom Enterprises (to which Enterprises will be the successor after the Merger) and of PECO, or any direct or indirect subsidiary of any of them, and any existing or future Non-Exempt Subsidiary and (ii) to contribute such securities or assets so acquired to other existing or newly created Subsidiaries of Exelon, Ventures, Enterprises or Genco;

          . Genco requests authority to expend up to $300 million to construct or acquire facilities, equipment and other property ("Energy Assets") that are incidental and related to its business as an electricity and energy commodities marketer and broker, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets, provided that the acquisition and ownership of such Energy Assets would not cause any Subsidiary of Genco to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4) of the Act; and

          . To the extent not exempt under the Act and rules thereunder, Exelon, Ventures, Enterprises, Genco and each current and future Rule 58 Subsidiary and Non-Exempt Subsidiary request authority to contribute, sell, distribute, assign or otherwise transfer, and to acquire, existing assets or securities or interests in other businesses of such companies to each other in connection with any future internal reorganizations.

     B.   Investment in Non-Utility Subsidiaries

          1.     Development Activities.

          In connection with existing and future non-utility businesses, Ventures, Enterprises and Genco will engage in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments/5/. In addition, through the other specific approvals sought herein, Ventures, Enterprises and Genco each seek to maximize its flexibility in forming new companies in order to facilitate future acquisitions and financings/6/, to simplify the overall management and coordination of the operations of such companies, and to insulate the Utility Subsidiaries from risks and liabilities that may be associated with Exempt Subsidiaries, Rule 58 Subsidiaries and other Non-Utility Subsidiaries of the Exelon System. In the future, it is contemplated that Enterprises will be the vehicle through which Exelon would acquire and hold all or substantially all of its investments in Rule 58 Subsidiaries and the other Non-Exempt Subsidiaries described below. As noted, it is contemplated that Genco will be the vehicle through which Exelon will acquire additional Exempt Subsidiaries (other than ETCs, which are expected to be held by Ventures or Enterprises)./7/

          Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Ventures proposes to expend directly or through Subsidiaries up to $500 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities./8/ Administrative Activities will include ongoing personnel, accounting, engineering,
__________________________

/5/ Subsidiaries of Ventures, Enterprises or Genco which are Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

/6/ To the extent not exempt under Rule 52, Exelon seeks authorization in the Financing U-1 to engage in financing activities for its non-utility businesses, including investments in EWGs and FUCOs. An analysis of the impact of Rules 53 and 54 on such financing request is included in the Financing U-1.

/7/ Neither Unicom nor PECO currently has any interest in a FUCO. No decision has been made as to whether any future FUCO would be a Subsidiary of Genco, Ventures, Enterprises or in a separate foreign utility holding company of Exelon.

/8/ Amounts expended in the development of projects leading to an investment in an Exempt Subsidiary will not count against the limitation on expenditures for Development Activities. Amounts will be restored to the authorized Development Activities amount when a Subsidiary for which such amounts were expended becomes an Exempt Subsidiary.

legal, financial, and other support activities necessary to manage Development Activities and investments in subsidiaries.

          2.   Activities Related to Exempt Subsidiaries and Rule 58
Subsidiaries

               In the future, Exelon would make additional investments in Ventures, Enterprises or Genco pursuant to Rules 52 and 45(b) in the form of purchases of common stock and other securities, capital contributions, loans or open account advances, or any combination of the foregoing. Exelon would utilize the proceeds of financings authorized under the Financing Order or in a separate proceeding, as well as internal sources of cash, in order to make additional investments in Ventures, Enterprises or in Genco, so that those Companies may make additional investments, also pursuant to Rules 52 and 45(b), in Exempt Subsidiaries/9/.

               In addition, Exelon may from time to time provide guarantees and other forms of credit support on behalf of Ventures, Enterprises, Genco and any of their direct and indirect Subsidiaries, subject to the limitation set forth in the Financing Order. Further, the aggregate amount of the proceeds of securities and guarantees issued by Exelon for the purpose of funding any direct or indirect investment in an EWG or FUCO would not, when added to Exelon's "aggregate investment" (as defined in Rule 53(a)(1)) in all such companies, exceed the Rule 53 limitation then in effect for Exelon./10/

               Direct or indirect investments by Exelon in Rule 58 Subsidiaries would be subject to the limitations of Rule 58./11/

               It is also contemplated that Ventures, Enterprises, Rule 58 Subsidiaries and Non-Exempt Subsidiaries will, in turn, issue securities from time to time pursuant to the exemption provided under Rule 52 to investors other than Exelon for the purpose of financing their respective operations, including future acquisitions of Exempt Subsidiaries, Rule 58 Subsidiaries, and other Non-Exempt Subsidiaries. Genco will issue securities pursuant to the authority granted pursuant to the Financing U-1 for these purposes. In this regard, one of the goals in consolidating all or substantially of Exelon's existing and future investments in non-utility businesses under Ventures is that it may ultimately enhance the ability of Non-Utility Subsidiaries to access external capital markets without the need for credit support from Exelon.

______________________________

/9/ In the Financing U-1, Exelon will seek approval on behalf of Genco for such investments in Genco to the extent Genco is merely a conduit for an investment in an Exempt Subsidiary.

/10/ As fully described in the Financing U-1, because Exelon will not meet the requirement of Rule 53(a) regarding its aggregate investment in EWGs and FUCOs being not more than 50% of its consolidated retained earnings, Exelon is proposing that it be permitted to engage in financing for EWGs and FUCOs so long as its aggregate investment does not exceed the "Modified Rule 53 Test" amount described in the Financing U-1.

/11/ At March 31, 2000, Exelon's pro forma "aggregate investment" (as defined in Rule 58(b)) in all Rule 58 Subsidiaries was approximately $78.4 million, or about 0.5% of Exelon's pro forma consolidated capitalization at that date (excluding securitization debt) of $14.3 billion. These investments are described in Exhibits I-1 and I-2 of the Merger U-1. As noted in the Merger U-1, Exelon seeks Commission approval of its Rule 58 investments and a determination that the investments in place and so approved will not count against the Rule 58 limitation.

     C.   Acquisition of Non-Exempt Subsidiaries

          In addition to acquiring and holding the securities of Exempt Subsidiaries in transactions that are exempt pursuant to Section 32, 33, or 34, as applicable, or Rule 58 Subsidiaries, in transactions intended to be exempt pursuant to Rule 58, Exelon, Ventures, and Enterprises and Genco each request authority through the Authorization Period to organize and acquire, directly or indirectly, the equity securities of one or more Non-Exempt Subsidiaries" falling into any one of the following two categories:

          1.   Intermediate Subsidiaries

          Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of other direct or indirect Non-Utility Subsidiaries of Ventures, Enterprises or Genco, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

          2.   Financing Subsidiaries

          Financing Subsidiaries will be organized exclusively for the purpose of issuing securities to investors other than Exelon in order to finance, in whole or in part, Exelon's direct or indirect acquisitions of Exempt Subsidiaries, Rule 58 Subsidiaries and any Non-Exempt Subsidiary in which Exelon has authority to invest from the Commission pursuant to this proceeding or other approval. The necessary approvals for the Financing Subsidiaries' financing activities is sought in the Financing U-1.

          3.   Commission Approved Entities

          Commission Approved Entities will be newly organized or acquired entities which engage in a business the Exelon system is authorized to invest in pursuant to this Application-Declaration or another Commission proceeding.

          4. Descriptions of Intermediate Subsidiaries, Financing Subsidiaries and Commission Approved Entities.

          (a)    Intermediate Subsidiaries.

          Exelon, Ventures, Enterprises and Genco each propose to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Exempt Subsidiaries, Rule 58 Subsidiaries, or other Non-Exempt Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Exelon requests authority for Intermediate Subsidiaries to engage in the activities described herein.

          There are several legal and business reasons for the use of limited purpose subsidiaries such as the Intermediate Subsidiaries in connection with making investments in Exempt Subsidiaries, Rule 58 Subsidiaries and other Non-Exempt Subsidiaries. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more

Intermediate Subsidiaries may allow Exelon to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

               An Intermediate Subsidiary may be organized, among other things:
(1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary or other Non-Exempt Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the Exelon system and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Non-Utility Subsidiaries; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Exelon's exposure to U.S. and foreign taxes; (7) to further insulate Exelon and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

               Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) borrowings, sales of common stock and guarantees authorized under the Financing Order; (2) any appropriate future debt or equity securities issuance authorization obtained by Exelon from the Commission; and (3) other available cash resources, including proceeds of securities sales by Non-Utility Subsidiaries pursuant to Rule 52. To the extent that Exelon provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in Exelon's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

               Intermediate Subsidiaries have been approved by the Commission in a number of instances./12/

               (b)  Financing Subsidiaries.

______________________________

/12/ See Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan 11, 2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999).

               Exelon, Ventures, Enterprises and Genco each propose to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of Exelon's and its Subsidiaries' authorized and exempt activities (including exempt and authorized acquisitions) through the issuance of long-term debt or equity securities to third parties and the transfer of the proceeds of such financings to Exelon or any of its Subsidiaries. To the extent authorized by the Commission pursuant to the Financing U-1 or otherwise, Exelon, Ventures, Enterprises or Genco may, if required, guarantee or enter into expense or support agreements in respect of the obligations of any such Financing Subsidiaries and one or more Financing Subsidiaries may borrow from, make loans to or otherwise provide for the use of the proceeds of the financings by transfer of funds between Financing Subsidiaries and the Subsidiary for whose benefit the financing is undertaken. Financing Subsidiaries have been approved by the Commission in a number of instances./13/

          (c)  Commission Approved Entities

          Exelon, Ventures, Enterprises and Genco each propose to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Commission Approved Entities") for the purpose of engaging in any "functionally related" business for which Exelon has specific approval from the Commission. Commission Approved Entities would include:

          . any of the businesses or activities that Exelon is authorized to engage in under the terms of the Commission's order approving the Merger (the "Merger Order")(i.e., the existing non-utility businesses of Unicom and PECO which would not otherwise qualify
                                                         ---
               as permitted businesses), but not including Exempt Subsidiaries or Rule 58 Subsidiaries;

          . additional investments in entities in which Unicom and PECO have less than a 10% voting interest and are thus not Subsidiaries but which were approved for retention by the Commission in the Merger Order; and

          . businesses engaged in any of the activities described under Item 1.E. regarding services to be provided outside the United States but only to the extent such businesses do not qualify as Exempt Subsidiaries or Rule 58 Subsidiaries.

          To the extent that Exelon provides funds directly or indirectly for the purpose of making an investment in any Commission Approved Entity, the amount of such funds will count against Exelon's "aggregate investment" in Rule 58 Subsidiaries.

          The Commission has approved a number of cases of investments in functionally related businesses that did not come within Rule 58 requirements./14/

          D.   Sale Of Certain Goods And Services Outside The United States.

               Rule 58 Subsidiaries and Commission Approved Entities request authority to sell goods and services to customers not only within the United States as permitted by Rule 58 but also outside the United States./15/

_____________________________

/13/ See Central and South West Corp., Holding Co. Act Rel. No. 35-27168 (April 20, 2000); SCANA Corporation, Holding Co. Act Rel. No. 35-27135 (February 14,
2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999); Conectiv, Inc., Holding Co. Act Rel. No 35-26833 (February 26, 1998).

/14/ See, e.g., GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000).

/15/ The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to provide various services outside the United States. Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); National Fuel Gas Co., Holding Co. Act Rel. No. 35-27114 (Dec. 16, 1999); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999); Interstate Energy Corp., Holding Co. Act Rel. No. 35-27069 (Aug. 26, 1999); Central and South West Corp., Holding Co. Act Rel. No. 35-26767 (Oct. 21, 1997).

Approval is sought to engage in sales of the following goods and services outside the United States:

          . the brokering and marketing of electricity, natural gas and other energy commodities;/16/

          . utility infrastructure services, including the services provided by Exelon Infrastructure Services, Inc such as installing and maintaining underground communications and energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies, construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis, management of large volumes of technical service and repair work for communications and energy utilities and new residential design and construction services, permitting a single point of contact for the design and construction of all utility infrastructures (including electric, gas, cable and telephone) and outdoor lighting;/17/

          . mechanical services, including the installation, operation and maintenance of heating, ventilating and air conditioning equipment, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and installation and maintenance of emergency power generation systems;/18/

          . energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection

______________________________

/16/ See Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (January 11, 2000); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999).

/17/ GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000). Interstate Energy Corp., Holding Co. Act Rel. No. 35-27069 (Aug. 26, 1999). As noted in the MErger U-1, EIS currently engages in such services outside the United States to a limited degree.

/18/ GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000).

                    with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems;/19/

               . performance contracting services aimed at assisting customers in realizing energy and other resource efficiency goals in the areas of process control, fuel management, and asset management services in respect of energy-related systems, facilities and equipment located on or adjacent to the premises of a customer and used by that customer in connection with business activities. Such energy-related systems, facilities and equipment could include: (a) distribution systems and substations, (b) transmission, storage and peak-shaving facilities, (c) gas supply and/or electrical generation facilities (i.e., stand-by generators and self-generation facilities), (d) boilers and chillers,
                    (e) alarm/warning systems, (f) HVAC, water and lighting systems, and (g) environmental compliance, energy supply and building automation systems and controls. These services may be provided to, among others, QFs and to independent power projects and district thermal energy systems and municipalities and cooperatives. Rule 58 Subsidiaries may directly or indirectly act as agent for these customers on energy management matters, including the operation and dispatch of generation facilities;

               . technical support services ("Technical Support Services") with respect to energy-related and gas-related matters for associate companies and nonassociate companies, as well as for individuals. Such Technical Support Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services;

               . certain retail services, including the provision of centralized bill payment centers for payment of all utility and municipal bills and related services, and annual inspection, maintenance and replacement of energy-related equipment and appliances. These services also include providing service line repair and extended warranties with respect to all of the utility- or energy-related service lines internal and external to a customer's premises, and other similar or related services, including surge protection. In addition, these services include marketing services to associate and nonassociate businesses in the form of bill insert and automated meter-reading services;

               . monitoring and response goods and services, which include products used in connection with energy and gas-related activities that enhance safety, increase energy/process efficiency, or provide energy-related information, as well as repair services in connection with such problems as carbon monoxide leaks and faulty equipment wiring. These may also include the operation of call/dispatch centers on behalf of associate and nonassociate companies in connection with the
____________________
/19/ Columbia Energy Group, Holding Co. Act Rel. No. 35-26868 (May 6, 1998).

                    proposed sale of goods and services or with activities that Ventures associate companies are otherwise authorized to engage in under the Act;

               . energy-peaking services via propane-air or liquefied natural gas ("LNG"), which involves the provision of back-up electricity or gas supply in periods of high or "peak" energy demand using a propane-air mixture or LNG as fuel sources for such back-up services;

               . project development and ownership activities, which involves the installation and ownership of gas-fired turbines for on-site generation and consumption of electricity;/20/

               . thermal services such as chilled water, steam, district heating and cooling and similar services; and

               . development and demonstration of new technologies for the generation, transmission or distribution of electricity including new nuclear technology.

                    In addition, Exelon requests authority to provide through Subsidiaries other energy-related goods and services. These include incidental goods and services closely related to the consumption of energy and the maintenance of energy consuming property by customers. The need for these goods and services would arise as a result of, or evolve out of, the goods and services described above and do not differ materially from those goods and services. The proposed incidental goods and services would not involve the manufacture of energy consuming equipment but could be related to, among other things, the maintenance, financing, sale or installation of such equipment.

          E.        Payment Of Dividends Out Of Capital And Unearned Surplus.

                    Ventures also proposes, on behalf of itself and every direct or indirect Rule 58 Subsidiary and Non-Exempt Subsidiary, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law./21/


____________________________

/20/ Columbia Energy group, Holding Co. Act Rel. No. 35-26868 (May 6, 1998) /21/ See, Conectiv Corporation, Holding Co. Act Rel. No. 35-27126 (January 28,
2000). Cinergy Corp., Holding Co. Act Rel. No. 35-26984 (Mar. 1, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-027000 (April 7, 1999); Southern Ohio Coal Co., Holding Co. Act Rel. No. 35-27083 (Oct. 8, 1999). The Financing U-1 also seeks authority for ComEd, PECO and Exelon to pay dividends out of capital and unearned surplus.

          F.   Approval For Subsidiary Reorganizations.

               Unicom and PECO currently engage directly or through Subsidiaries in certain non-utility businesses identified in Exhibits I-1 and I-2 to the Merger U-1. Exelon (as successor to Unicom), Enterprises (as successor to Unicom Enterprises and the entity to which the PECO non-utility businesses will be transferred) and PECO request authority, to the extent needed/22/, to sell or otherwise transfer (i) such businesses, (ii) the securities of current subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e., less than 10% voting interest) to Ventures or a Subsidiary of Ventures, and, to the extent approval is required, Ventures or any such Subsidiary of Ventures request authority to acquire the assets of such businesses, securities of subsidiaries of Unicom and PECO or other investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. The transactions proposed in this paragraph will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries/23/.

          In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, Exelon may determine to transfer such securities or the assets of such Non-Utility Subsidiaries and/or Non-Utility Subsidiaries existing as of the date of the Merger, to other direct or indirect Non-Utility Subsidiaries or to liquidate or merge Non-Utility Subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Exelon requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rule thereunder, through the Authorization Period.

          G.   Other Matters.

               Ventures proposes to file a single consolidated quarterly report pursuant to Rule 24 of all investments in Subsidiaries, commencing with the quarterly report for the first full calendar quarter following the date of the Merger. Concurrently with the filing of such report, a copy thereof will be furnished to each state utilities commission having jurisdiction over retail rates of ComEd and PECO./24/ It is proposed that such combined report also be in lieu of any separate notification on Form U-6B-2 that would otherwise be required with respect to exempt securities issuances. The Rule 24 report shall include:

          . A copy of the balance sheet and income statement for Ventures Holding and its consolidated subsidiaries;

          . A narrative description of Development Activities and of any investments during the quarter just ended, organized by category (Exempt Subsidiaries, Rule 58 Subsidiaries, other Non-Exempt Subsidiaries).

          . Amounts and forms of guarantees of, and similar provisions and arrangements concerning, performing and undertaking of other obligations by Ventures Holding or any direct or indirect Rule 58 Subsidiary or Non-Exempt Subsidiary on behalf of other direct or indirect subsidiaries of Ventures Holding.

          . A description of services obtained by Ventures, or any direct or indirect Subsidiary of Ventures, from ComEd, PECO and Genco, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services.

          . A chart, in the form of Exhibit I to the Merger U-1, showing, as of the end of such quarterly period, all associate companies of Exelon, in addition to Ventures Holding, that are Exempt Subsidiaries (identifying each as an EWG, FUCO or ETC, as applicable), Rule 58 Subsidiaries, and other Non-Exempt Subsidiaries

___________________________

/22/ The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

/23/ The generating utility assets of ComEd and PECO (or the securities of interim subsidiaries holding such assets and used to facilitate the Restructurings) will be transferred to Genco pursuant to the Restructurings. To the extent any Commission approval is required for such transactions, it is sought in the Merger U-1.

/24/ Subsidiaries that are Rule 58 Subsidiaries will also continue to file quarterly reports on Form U-9C-3. In addition, Exelon will provide such information as may be required by Form U-5-S with respect to any EWGs or FUCOs in which it may acquire an interest.

               (identifying each as an Intermediate Subsidiary or Financing Subsidiary, as applicable); and Exelon's percentage equity ownership in each such entity.

          . A description of the type and amount and, if a debt instrument, the maturity and interest rate, of any securities(including guarantees) issued by Ventures Holding and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

          . The notional amount, identity of counterparty, and principal terms of any Anticipatory Hedge transaction entered into by Ventures Holding, or any direct or indirect Non-Exempt Subsidiary of Ventures.

Item 2.        Fees, Commissions and Expenses

Estimated Legal Fees and Expenses             $ 75,000
Estimated Miscellaneous Expenses              $ 25,000
                                              --------
         Total                                $100,000
                                              --------

Item 3.        Applicable Statutory Provisions

               Sections 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 42, 43, 45, 52, 54 and 88 are considered applicable to the proposed transactions as described below:

                        TRANSACTION                                     APPLICABLE SECTION OR RULE
Acquisition of initial securities of Intermediate               Sections 9(a) and 10.
Subsidiaries, Financing Subsidiaries, and Commission
Approved Entities and Development Activities and
Administrative Activities

Sale or other transfer by Exelon or PECO of securities and      Sections 12(c) or Section 12(f), to the
interests in businesses currently owned by Unicom, PECO         extent not exempt pursuant to Rule 43, as
or their respective subsidiaries, and acquisition thereof       applicable; Sections 9(a) and 10, to the
by Ventures any direct or indirect Subsidiary of Ventures;      extent not exempt pursuant to Rule
reorganizations of Subsidiaries.                                58 or Section 32, 33 or 34.

                        TRANSACTION                                     APPLICABLE SECTION OR RULE
Investment by Genco or its direct or indirect                    Sections 9(a) and 10.
Subsidiaries in Energy Assets.

Guarantees by Ventures (or any Non-Exempt Subsidiary)            Section 6(a), 7 and 12(b) and Rule 45(a)
of obligations of any other Non-Utility Subsidiary of            thereunder, unless exempt pursuant to Rules
Exelon;                                                          45(b) and/or 52.

Payment Of Dividends Out Of Capital And Unearned Surplus.        Section 12(c) and Rule 46(a)

Sale Of Certain Goods And Services Outside The United States     Section 11(b)(1) and Rule 58

               To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4.        Regulatory Approvals

               No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.        Procedure

               The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration by July 10, 2000; such notice specifying August 10, 2000 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.        Exhibits and Financial Statements

          A.   Exhibits

         ------------------------------------------------------------------------------------------------------------
             Exhibit No.                   Description of Document                         Method of Filing
         ------------------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------------------
             Exhibit No.                Description of Document                          Method of Filing
         ------------------------------------------------------------------------------------------------------------
         A-1                  Restated Articles of Incorporation of Exelon        Incorporated by reference to S-4
                                                                                  Registration Statement, Exhibit
                                                                                  C-1
         ------------------------------------------------------------------------------------------------------------
         A-2                  Restated Articles of Incorporation of ComEd         Incorporated  by  reference;  File
                              effective February 20, 1985, including Statements   No. 1-1839, Unicom Form 10-K for
                              of Resolution Establishing Series, relating to      the year ended December 31, 1994,
                              the establishment of three new series of ComEd      Exhibit (3)-2.
                              preference stock known as the "$9.00 Cumulative
                              Preference Stock," the "$6.875 Cumulative
                              Preference Stock" and the "$2.425 Cumulative
                              Preference Stock."
         ------------------------------------------------------------------------------------------------------------
         A-3                  Restated Articles of Incorporation of PECO          Incorporated by reference; File
                                                                                  No. 1-1401, PECO 1993 Form 10-K,
                                                                                  Exhibit 3-1
         ------------------------------------------------------------------------------------------------------------
         B-1                  Amended and Restated Agreement and Plan of          Incorporated by reference; Annex
                              Exchange and Merger (Merger Agreement)              1 to Exhibit C-1
         ------------------------------------------------------------------------------------------------------------
         C-1                  Registration Statement of Exelon on Form S-4        Incorporated by reference;
                                                                                  Registration Statement No.
                                                                                  333-37082.
         ------------------------------------------------------------------------------------------------------------
         C-2                  Joint Proxy Statement and Prospectus of Unicom      Incorporated by reference;
                              and PECO                                            included in Exhibit C-1
         ------------------------------------------------------------------------------------------------------------
         D-1.1                Joint Application of ComEd and PECO to FERC re      Incorporated by reference to
                              Merger (excluding exhibits and testimony which      Exhibit  D-1.1 to Form U-1 in File
                              Applicant will supply upon request of the           No. 70-9645 ("Merger U-1")
                              Commission)
         ------------------------------------------------------------------------------------------------------------
         D-1.2                Direct Testimony of Dr. William H. Heironymous      Incorporated by reference to
                              (Exhibit No. APP-300 to FERC Joint Application).    Exhibit D-1.2 to Merger U-1
         ------------------------------------------------------------------------------------------------------------
         D-1.3                Order of FERC approving the Merger                  Incorporated by reference to
                                                                                  Exhibit D-1.3 to Merger U-1
         ------------------------------------------------------------------------------------------------------------
         D-1.4                Application of ComEd to FERC for Authority to       Incorporated by reference to
                              Transfer Jurisdictional Assets ("Restructuring      Exhibit D-1.4 to Merger U-1
                              Filing") (excluding exhibits and testimony which
                              Applicant will supply upon request of the
                              Commission)
         ------------------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------------------
             Exhibit No.                Description of Document                          Method of Filing
         ------------------------------------------------------------------------------------------------------------
         D-1.5                Application of PECO to FERC for Authority to        Incorporated by reference to
                              Transfer Jurisdictional Assets ("Restructuring      Exhibit D-1.5 to Merger U-1
                              Filing") (excluding exhibits and testimony which
                              Applicant will supply upon request of the
                              Commission)
         ------------------------------------------------------------------------------------------------------------
         D-2.1                Application of PECO before the Pennsylvania         Incorporated by reference to
                              Commission regarding the Merger (excluding          Exhibit D-2.1 to Merger U-1
                              exhibits and testimony which Applicant will
                              supply upon request of the Commission)
         ------------------------------------------------------------------------------------------------------------
         D-2.2                Order of the Pennsylvania Commission approving      Filed by amendment
                              the Merger
         ------------------------------------------------------------------------------------------------------------
         D-2.3                Application of PECO before Pennsylvania             Incorporated by reference to
                              Commission regarding Restructuring (excluding       Exhibit D-2.3 to Merger U-1
                              exhibits and testimony which Applicant will
                              supply upon request of the Commission)
         ------------------------------------------------------------------------------------------------------------
         D-3.1                Notice of ComEd to the Illinois Commission          Incorporated by reference to
                              regarding the Merger (excluding exhibits and        Exhibit D-3.1 to Merger U-1
                              attachments which Applicant will supply upon
                              request of the Commission)
         ------------------------------------------------------------------------------------------------------------
         D-3.2                Application of ComEd to the Illinois Commission     Incorporated by reference to
                              regarding Restructuring (excluding exhibits and     Exhibit D-3.2 to Merger U-1
                              testimony which Applicant will supply upon
                              request of the Commission)
         ------------------------------------------------------------------------------------------------------------
         D-4.1                Application of PECO, ComEd and AmerGen to the NRC   Incorporated by reference to
                              regarding transfer of nuclear generating            Exhibit D-4.1 to Merger U-1
                              operating licenses
         ------------------------------------------------------------------------------------------------------------
         D-4.2                Order of the NRC finding that the transfer of       Filed by amendment
                              certain operating licenses in connection with
                              the Merger is in compliance with The Atomic
                              Energy Act and consenting to such transfers
         ------------------------------------------------------------------------------------------------------------
         E-1                  Maps of service area and transmission system of     Filed in paper under Form SE with
                              ComEd                                               Merger U-1
         ------------------------------------------------------------------------------------------------------------
         E-2                  Maps electric and gas service areas and             Filed in paper under Form SE with
                              transmission system of PECO                         Merger U-1
         ------------------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------------------
             Exhibit No.                Description of Document                          Method of Filing
         ------------------------------------------------------------------------------------------------------------
         E-3                  Unicom corporate chart                              Filed in paper under Form SE with
                                                                                  Merger U-1
         ------------------------------------------------------------------------------------------------------------
         E-4                  PECO corporate chart                                Filed in paper under Form SE with
                                                                                  Merger U-1
         ------------------------------------------------------------------------------------------------------------
         E-5                  Exelon Company corporate chart                      Filed in paper under Form SE with
                                                                                  Merger U-1
         ------------------------------------------------------------------------------------------------------------
         F-1                  Preliminary opinion of counsel to Exelon            Filed by amendment
         ------------------------------------------------------------------------------------------------------------
         F-2                  Past-tense opinion of counsel to Exelon             Filed by amendment
         ------------------------------------------------------------------------------------------------------------
         G                    Intentionally left available
         ------------------------------------------------------------------------------------------------------------
         H-1                  Annual Report of Unicom on Form 10-K for the year   Incorporated by reference, File
                              ended December 31, 1999                             No. 1-11375
         ------------------------------------------------------------------------------------------------------------
         H-2                  Annual Report of PECO on Form 10-K for the year     Incorporated by reference, File
                              ended December 31, 1999                             No. 1-1401
         ------------------------------------------------------------------------------------------------------------
         H-3                  Quarterly Reports of Unicom on Form 10-Q for the    Incorporated by reference, File
                              quarter ended March 31, 2000                        No. 1-11375
         ------------------------------------------------------------------------------------------------------------
         H-4                  Quarterly Reports of PECO on Form 10-Q for the      Incorporated by reference, File
                              quarter ended March 31, 2000                        No. 1-1401
         ------------------------------------------------------------------------------------------------------------
         I-1                  List and Description of Subsidiaries and            Incorporated by reference to
                              Investments Of Unicom Corporation (Other than       Exhibit I-1 to Merger U-1
                              "Public-Utility" Companies)
         ------------------------------------------------------------------------------------------------------------
         I-2                  List and Description of Subsidiaries and            Incorporated by reference to
                              Investments Of PECO Energy (Other than              Exhibit I-2 to Merger U-1
                              "Public-Utility" Companies)
         ------------------------------------------------------------------------------------------------------------
         J-l                  Intentionally left available
         ------------------------------------------------------------------------------------------------------------
         K-1                  Intentionally left available
         ------------------------------------------------------------------------------------------------------------
         L-1                  Form of Notice of filing                            Filed by amendment
         ------------------------------------------------------------------------------------------------------------

          B.   Financial Statements

          ------------------------------------------------------------------------------------------------------------
            Statement No.                       Description                                Method of Filing
          ------------------------------------------------------------------------------------------------------------
          FS-1                 Historical consolidated financial statements of     Incorporated by reference to
                               Unicom                                              Annual Reports on Form 10-K for
                                                                                   the years ended 1999,1998 and 1997
          ------------------------------------------------------------------------------------------------------------
          FS-2                 Historical consolidated financial statements of     Incorporated by reference to
                               PECO                                                Annual Reports on Form 10-K for
                                                                                   the years ended 1999,1998 and 1997
          ------------------------------------------------------------------------------------------------------------
          FS-3                 Unaudited Pro Forma Financial Statements of         Incorporated by reference; S-4
                               Exelon, giving effect to the Merger                 Registration Statement, Exhibit
                                                                                   C-1
          ------------------------------------------------------------------------------------------------------------

Item 7.        Information as to Environmental Effects

               The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 9, 2000

--------------------------------------------------------------------------------

                                             Exelon Corporation

                                             By /s/ Corbin A. McNeill, Jr.
                                               --------------------------------
                                               Name: Corbin A. McNeill, Jr.
                                               Title: Chairman, Chief Executive
                                                       Officer and President
--------------------------------------------------------------------------------
                                             Exelon Business Services Company
                                             Exelon Ventures Company
                                             Exelon Enterprises Company LLC
                                             Exelon Generation Company, LLC


                                             By Exelon Corporation

                                             By /s/ Corbin A. McNeill, Jr.
                                               --------------------------------
                                               Name: Corbin A. McNeill, Jr.
                                               Title: Chairman, Chief Executive
                                                       Officer and President
--------------------------------------------------------------------------------